Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, PA 19103-7018

Telephone 215.564.8000

Fax 215.564.8120

www.stradley.com

JCorriero@stradley.com

215.564.8528

August 28, 2017

Via EDGAR Transmission

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETFis Series Trust I (the “Trust”)
File Nos. 333-187668 and 811-22819

Dear Ms. Dubey:

On June 27, 2017, you provided initial comments to Post-Effective Amendment No. 112, Amendment No. 113, to the Trust’s Registration Statement, which was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 on May 22, 2017, to register shares of the Virtus WMC Global Factor Opportunities ETF series of the Trust (the “Fund”). On August 16, 2017, we filed correspondence responding to those comments (the “Initial Response Letter”). On August 23, 2017, you provided one additional comment in response to the Initial Response Letter and, therefore, I am writing to respond to that additional comment. I have reproduced your comment below, followed by our response.

1.	Please disclose how the Fund’s assets are tied economically to a number of different countries. For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the fund would invest at least 30% of its assets) in companies outside the United States (the “40% Requirement”).

RESPONSE: Pursuant to the adopting release to Rule 35d-1 under the Investment Company Act of 1940, the term “global” “connote[s] diversification among investments in a number of different countries throughout the world,” and therefore “‘global’ funds will not be subject to the rule.’” See Investment Co. Act Rel. No. 24828, at n. 42 (Jan. 17, 2001) (the “Adopting Release”). Instead, the SEC stated that it would “expect … that investment companies using [‘global’] in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” In response to questions from the Investment Company Institute (“ICI”) concerning the application of Rule 35d-1 to “global” funds, the ICI reported to its members in June 2012 that the staff of the Division of Investment Management believes that one way to satisfy the requirement that a global fund’s name connotes diversification among investments in a number of different countries throughout the world is for the fund to adopt the

40% Requirement. According to the ICI notice, however, the staff indicated that the 40% Requirement is not compulsory and other approaches may be acceptable.

Based on the foregoing, the Trust will modify the existing disclosure in the Fund’s prospectus to include an alternative approach to the 40% Requirement, which the Trust believes is consistent with applicable SEC guidance because it “connote[s] diversification among investments in a number of different countries throughout the world” as specified in footnote 42 to the Adopting Release:

Under normal market conditions, (a) the Fund’s investments will provide exposure to investments that are economically tied to at least five different countries, and (b) the Fund expects to invest at least 30% of its net assets in securities of issuers outside of the U.S.

* * *

Thank you for your comments. Please feel free to contact me at 215-564-8528 or, in my absence, Michael D. Mabry at 215-564-8011, if you have any additional questions or comments.

Very truly yours,

/s/ Joel D. Corriero
Joel D. Corriero